UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                          Kinder Morgan Management, LLC
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                     Shares
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   49455U 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Mr. Joseph Listengart
                               Kinder Morgan, Inc.
                          500 Dallas Street, Suite 1000
                              Houston, Texas 77002
                            Telephone: (713) 369-9000

                                 with copies to:

--------------------------------------------------------------------------------
           Mr. Gary W. Orloff                       R. Jay Tabor, Esq.
     Bracewell & Giuliani LLP                   Weil, Gotshal & Manges LLP
    711 Lousiana Street, Suite 2300                200 Crescent Court
          Houston, Texas 77002                          Suite 300
       Telephone: (713) 221-2166                   Dallas, Texas 75201
                                                Telephone: (214) 746-7700
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  July 13, 2007
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

      EXPLANATORY NOTES: This Amendment No. 9 (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed on May 25, 2001, relating to the shares of Kinder Morgan Management LLC owned by Kinder Morgan, Inc., Knight Midco Inc., Knight Holdco DE Inc. and Knight Holdco LLC (as amended and supplemented to date, the "Statement")

      ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 of the Statement is hereby supplemented as follows:

      Information relating to certain affiliates of and investment funds associated with American International Group, Inc., as members Knight Holdco LLC, is contained in Appendix A attached hereto and is incorporated herein by reference. Such appendix amends and restates, as to such affiliates and investment funds, the information contained in Appendix A of Amendment No. 8 of the Statement dated June 11, 2007.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: July 13, 2007


                                    KINDER MORGAN, INC.


                                    By:  /S/ Joseph Listengart
                                        --------------------------------------
                                    Name:   Joseph Listengart
                                    Title:  Vice President, General Counsel &
                                            Secretary


                                    KNIGHT MIDCO INC.


                                    By:  /S/ Joseph Listengart
                                        --------------------------------------
                                    Name:   Joseph Listengart
                                    Title:  Vice President, General Counsel &
                                            Secretary


                                    KNIGHT HOLDCO DE INC.


                                    By:  /S/ Joseph Listengart
                                        --------------------------------------
                                    Name:   Joseph Listengart
                                    Title:  Vice President, General Counsel &
                                            Secretary


                                    KNIGHT HOLDCO LLC


                                    By:  /S/ Joseph Listengart
                                        --------------------------------------
                                    Name:   Joseph Listengart
                                    Title:  Vice President, General Counsel &
                                            Secretary

                                   APPENDIX A

INFORMATION REGARDING AIG KNIGHT LLC, HIGHSTAR II KNIGHT ACQUISITION SUB, L.P., HIGHSTAR III KNIGHT ACQUISITION SUB, L.P., AIG HIGHSTAR CAPITAL III, L.P., AND HIGHSTAR KNIGHT PARTNERS, L.P.

      American International Group, Inc., a Delaware corporation ("AIG"), is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management. AIG Financial Products Corp., a Delaware corporation and wholly-owned subsidiary of AIG ("AIGFP"), engages as principal, directly and through its subsidiaries and other AIG-owned companies under its management, in standard and customized interest rate, currency, equity, commodity, energy and credit products with counterparties throughout the world and also raises funds through municipal reinvestment contracts and other private and public security offerings, investing the proceeds in a diversified portfolio of high grade securities and derivative transactions. AIG Knight LLC, a Delaware limited liability company and wholly-owned subsidiary of AIGFP ("AIG Knight"), was formed for the purpose of holding a portion of AIG's investment in Knight Holdco LLC (defined below). The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270; AIGFP and AIG Knight LLC are located at 50 Danbury Road, Wilton, Connecticut 06897.

      Each of AIG Highstar Capital III, L.P., a Delaware limited partnership, Highstar II Knight Acquisition Sub, L.P., a Delaware limited partnership, Highstar III Knight Acquisition Sub, L.P., a Delaware limited partnership, and Highstar Knight Partners, L.P., a Delaware limited partnership (collectively, the "Highstar Entites"), are investment fund vehicles. The principal executive office for each Highstar Entity is 599 Lexington Ave, 24th floor, NY, NY, 10022. Highstar II Knight Acquisition Sub, L.P. and Highstar III Knight Acquisition Sub, L.P. were formed for the purpose of holding a portion of AIG's investment in Knight Holdco LLC. Highstar II Knight Acquisition Sub is owned by AIG Highstar Capital II, L.P., a Delaware limited partnership, AIG Highstar Capital II Prism Fund, L.P., a Delaware limited partnership, and AIG Highstar Capital II, Overseas Investors Fund, L.P., a Delaware limited partnership. Highstar III Knight Acquisition Sub is owned by AIG Highstar Capital III Prism Fund, L.P., a Cayman limited partnership. Each of AIG Highstar Capital II, L.P., AIG Highstar Capital II Prism Fund, L.P., AIG Highstar Capital II, Overseas Investors Fund, L.P., AIG Highstar Capital III Prism Fund, L.P. AIG Highstar Capital III, L.P. and Highstar Knight Partners, L.P. are investment fund vehicles that are controlled by AIG Global Investment Corp., a New Jersey corporation and a wholly-owned subsidiary of AIG ("AIGGIC"). AIG Knight, AIG, AIGFP and the Highstar Entities are collectively referred to as the "AIG Entities".

      Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 281,638,405 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,200,076 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). C.V. Starr & Co., Inc. a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 30,923,499 AIG Shares (18,544,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,695,797 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 67,816,338 AIG Shares, 9,310,328 of which are held as a tenant in common with Mr. Greenberg's wife, 111,004 of which are held in family trusts of which Mr. Greenberg is a trustee, 30,923,499 of which are held by Starr (18,544,278 shares of which are held by the Starr Trust, for which

Starr is a beneficiary and Mr. Greenberg is a trustee), 371,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 27,100,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 371,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 27,100,000 AIG Shares. Edward
E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 613,345 AIG Shares, 300,220 of which are held directly by Mr. Matthews and 313,125 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,567,578 AIG Shares, 23,300 of which are held by Mr. Matthews' wife and 18,544,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

      The principal executive offices of SICO are located at Baarestrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of the AIG Entities, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Messrs. Bridgwater, Forster, Johnson, Pentland and Osborne and Ms. Barclay and Ms. Barnes, who are citizens of the United Kingdom, Messrs. Zalamea and Colayco and Ms. Fernando, who are citizens of the Republic of the Philippines, Mr. Gabriele, who is a citizen of the Republic of Italy, and Mr. Micottis, who is a citizen of the Republic of France.

      All information provided in this Schedule 13D with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

2006 Regulatory Settlements

      In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State

Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

      AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Exchange Act; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million. These amounts have been paid into a fund under the supervision of the SEC to be available to resolve claims asserted in various civil proceedings, including shareholder lawsuits.

      In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying $25 million.

      Effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005. Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain AIG insureds who purchased excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc. In addition, approximately $343 million will be used to compensate participating state funds in connection with the underpayment of certain workers compensation premium taxes and other assessments. In addition, AIG paid a $100 million fine to the State of New York.

      As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

PNC Settlement

      In November 2004, AIG and AIGFP, a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

      As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

      The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheet. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice and AIGFP PAGIC has since been dissolved. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations. Except as set forth above, during the last five years, none of the AIG Entities, nor, to the knowledge of each of the AIG Entities, any of the executive officers and directors of the AIG Entities, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the AIG Entities and, to the best of their knowledge, the executive officers and directors of the AIG Entities (as listed in Exhibit A) have not engaged in any transactions in the shares of the Issuer during the past sixty days. None of the AIG Entities has any available information regarding transactions in the shares of the Issuer by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.


                                                              EXHIBIT A

                           DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN INTERNATIONAL GROUP, INC.

Marshall A. Cohen        Director             Counsel, Cassels, Brock & Blackwell        Cassels, Brock & Blackwell, 40 King Street
                                                                                         West, 20th Floor, Toronto, Ontario M5H 3C2

Martin S. Feldstein      Director             Professor of Economics, Harvard            National Bureau of Economic Research, Inc.,
                                              University; President and CEO, National    1050 Massachusetts Avenue, Cambridge,
                                              Bureau of Economic Research                Massachusetts 02138

Ellen V. Futter          Director             President, American Museum of Natural      American Museum of Natural History, Central
                                              History                                    Park West at 79th Street, New York,
                                                                                         New York 10024

Steven L. Hammerman      Director             Retired; Former Deputy Commissioner for    c/o 70 Pine Street, New York, New York
                                              Legal Matters for the New York Police      10270
                                              Department and Vice Chairman, Merrill
                                              Lynch & Co., Inc.

Richard C. Holbrooke     Director             Vice Chairman, Perseus LLC                 Perseus LLC, 1235 Avenue of the Americas,
                                                                                         New York, New York, 10019

Fred H. Langhammer       Director             Chairman, Global Affairs and Former Chief  767 Fifth Avenue, New York, New York 10153
                                              Executive Officer, The Estee Lauder
                                              Companies Inc.

George L. Miles          Director             President and Chief Executive Officer,     4802 Fifth Avenue, Pittsburgh, Pennsylvania
                                              WQED Multimedia                            15213

James F. Orr III         Director             Chairman of the Board of Trustees, The     420 Fifth Avenue, New York, New York 10018
                                              Rockefeller Foundation

Morris W. Offit          Director             Co-Chief Executive Officer, Offit Hall     65 East 55th Street, New York, New York
                                              Capital Management LLC                     10022

Virginia M. Rometty      Director             Senior Vice President-Global Business      Route 100, Mail Drop 2275, Building 2,
                                              Services, International Business Machines  Somers, New York 10589
                                              Corporation

Martin J. Sullivan       Director and         President and Chief Executive Officer      70 Pine Street, New York, New York 10270
                         Executive Officer

Michael H. Sutton        Director             Consultant; Former Chief Accountant of     c/o 70 Pine Street, New York, New York
                                              the United States Securities and           10270
                                              Exchange Commission

Edmund S.W. Tse          Director and         Senior Vice Chairman - Life Insurance      American International Assurance Co., Ltd.,
                         Executive Officer                                               1 Stubbs Road, Hong Kong

Robert B. Willumstad(1)  Director             Former President and Chief Operating       9 West 57th Street, New York, New York
                                              Officer, Citigroup Inc.                    10019

Frank G. Zarb            Director             Chairman, Frank Zarb Associates, LLC;      375 Park Avenue, New York, New York 10152
                                              Senior Advisor, Hellman & Friedman LLC

--------
(1)   Mr. Willumstad owns a de minimis limited partnership interest in an investment fund affiliated with Goldman Sachs & Co. that may have investments in the equity of the Issuer.


                                                        Page 8 of 13

Dr. Jacob A. Frenkel     Executive Officer    Vice Chairman - Global Economic            70 Pine Street, New York, New York 10270
                                              Strategies

Frank G. Wisner          Executive Officer    Vice Chairman - External Affairs           70 Pine Street, New York, New York 10270

Steven J. Bensinger      Executive Officer    Executive Vice President & Chief           70 Pine Street, New York, New York 10270
                                              Financial Officer

Anastasia D. Kelly       Executive Officer    Executive Vice President, General          70 Pine Street, New York, New York 10270
                                              Counsel and Senior Regulatory and
                                              Compliance Officer

Rodney O. Martin, Jr.    Executive Officer    Executive Vice President - Life Insurance  2929 Allen Parkway, Houston, Texas 77019

Kristian P. Moor         Executive Officer    Executive Vice President - Domestic        70 Pine Street, New York, New York 10270
                                              General Insurance

Win J. Neuger            Executive Officer    Executive Vice President & Chief           70 Pine Street, New York, New York 10270
                                              Investment Officer

Robert B. Sandler        Executive Officer    Executive Vice President - Domestic        70 Pine Street, New York, New York 10270
                                              Personal Lines

Nicholas C. Walsh        Executive Officer    Executive Vice President - Foreign         70 Pine Street, New York, New York 10270
                                              General Insurance

Jay S. Wintrob           Executive Officer    Executive Vice President - Retirement      AIG Retirement Services, Inc., 1999 Avenue
                                              Services                                   of the Stars, Los Angeles, California 90067

William N. Dooley        Executive Director   Senior Vice President - Financial Services 70 Pine Street, New York, New York 10270

David L. Herzog          Executive Officer    Senior Vice President & Comptroller        70 Pine Street, New York, New York 10270

Andrew J. Kaslow         Executive Officer    Senior Vice President & Chief Human        70 Pine Street, New York, New York 10270
                                              Resources Officer

Robert E. Lewis          Executive Officer    Senior Vice President & Chief Risk Officer 70 Pine Street, New York, New York 10270

Brian T. Schreiber       Executive Officer    Senior Vice President - Strategic Planning 70 Pine Street, New York, New York 10270



                                DIRECTORS AND EXECUTIVE OFFICERS OF AIG FINANCIAL PRODUCTS CORP.

M. Bernard Aidinoff      Director             Retired Partner, Sullivan & Cromwell       Sullivan & Cromwell, 125 Broad Street, New
                                                                                         York, NY   10004

Steven J. Bensinger      Director             Executive Vice President and Chief         70 Pine Street, New York, New York 10270
                                              Financial Officer, American
                                              International Group, Inc.

Joseph J. Cassano        Director and         President and Chief Executive Officer      Banque AIG, London Branch, 1 Curzon Street,
                         Executive Officer                                               5th Floor, London, U.K.   W1J5RT

William N. Dooley        Director and         Senior Vice President - Financial          70 Pine Street, New York, New York 10270
                         Executive Officer    Services, American International Group,
                                              Inc.; Chairman, AIG Financial Products
                                              Corp.

Martin S. Feldstein      Director             Professor of Economics, Harvard            National Bureau of Economic Research, Inc.,
                                              University; President and CEO, National    1050 Massachusetts Avenue, Cambridge,
                                              Bureau of Economic Research                Massachusetts 02138

John M. Foster           Director             Consultant                                 c/o AIG Financial Products Corp.,
                                                                                         50 Danbury Road, Wilton, Connecticut,
                                                                                         06897-4444

Morris W. Offit          Director             Co-Chief Executive Officer, Offit Hall     65 East 55th Street, New York, New York
                                              Capital Management LLC                     10022

Martin J. Sullivan       Director             President and Chief Executive Officer,     70 Pine Street, New York, New York 10270
                                              American International Group, Inc.

Michael H. Sutton        Director             Consultant; Former Chief Accountant of     c/o 70 Pine Street, New York, New York
                                              the United States Securities and           10270
                                              Exchange Commission

Douglas L. Poling        Executive Officer    Executive Vice President, Transaction      50 Danbury Road, Wilton, Connecticut,
                                              Development and Energy Groups              06897-4444

Mark S. Balfan           Executive Officer    Chief Financial Officer and Treasurer      50 Danbury Road, Wilton, Connecticut,
                                                                                         06897-4444

James Bridgwater         Executive Officer    Executive Vice President  - Quantitative   Banque AIG, London Branch, 1 Curzon Street,
                                              Solutions                                  5th Floor, London, U.K.   W1J5RT

Andrew Forster           Executive Officer    Executive Vice President - Asset Trading   Banque AIG, London Branch, 1 Curzon Street,
                                              and Credit Products                        5th Floor, London, U.K.   W1J5RT

Mauro Gabriele           Executive Officer    Executive Vice President - European        Banque AIG, 44-46 rue de Bassano, Paris,
                                              Marketing                                  75008 France

William Kolbert          Executive Officer    Executive Vice President - Systems         50 Danbury Road, Wilton, CT 06897-4444

Pierre Micottis          Executive Officer    Executive Vice President - Market Risk     Banque AIG, 44-46 rue de Bassano, Paris,
                                                                                         75008 France

Nigel Pentland           Executive Officer    Executive Vice President - Asian           Banque AIG, Tokyo Branch, 14th Flr,
                                              Marketing                                  Urbannet Otemachi Building, 2-2 Otemachi
                                                                                         2 Chome, Chiyoda-ku, Tokyo 100-0004 Japan

William S. Shirley       Executive Officer    Managing Director, General Counsel and     50 Danbury Road, Wilton, CT 06897-4444
                                              Secretary



                                           EXECUTIVE OFFICERS OF AIG KNIGHT LLC

Joseph J. Cassano        Executive Officer    President and Chief Executive Officer,     Banque AIG, London Branch, 1 Curzon Street,
                                              AIG Financial Products Corp.               5th Floor, London, U.K.   W1J5RT

Mark S. Balfan           Executive Officer    Chief Financial Officer and Treasurer,     50 Danbury Road, Wilton, Connecticut,
                                              AIG Financial Products Corp.               06897-4444

William S. Shirley       Executive Officer    Managing Director, General Counsel and       50 Danbury Road, Wilton, CT 06897-4444
                                              Secretary



                             DIRECTORS AND EXECUTIVE OFFICERS OF STARR INTERNATIONAL COMPANY, INC.

Maurice R. Greenberg     Chairman of the      Chairman of the Board and director,        399 Park Avenue, 17th Floor, New York,
                         Board and            Starr International Company, Inc. and      New York 10022
                         Director             C.V. Starr & Co., Inc.; Chief Executive
                                              Officer, C.V. Starr & Co., Inc.;
                                              trustee of C.V. Starr & Co., Inc. Trust;
                                              member, director and Chairman of the
                                              Board, The Starr Foundation.

Joseph C.H. Johnson      President and        President and Director                     101 First Street, Hamilton, Bermuda HM 12
                         Director

Edward E. Matthews       Managing Director    Managing Director and director, Starr      399 Park Avenue, 17th Floor, New York,
                                              International Company, Inc.; director and  New York 10022
                                              President, C.V. Starr & Co., Inc.;
                                              trustee, C.V. Starr & Co., Inc. Trust;
                                              member and director, The Starr Foundation.

Houghton Freeman         Director             President, Freeman Foundation              499 Taber Hill Road, Stowe, VT 05672

Lawrence S. Greenberg    Director             Private Equity Investor                    399 Park Avenue, 17th Floor, New York, NY
                                                                                         10022

Bertil P-H Lundquist     Director             (see above)                                (see above)

R. Kendall Nottingham    Director             Retired                                    435 Seaspray Avenue, Palm Beach, FL 33480

Howard I. Smith          Director             Vice Chairman-Finance and Secretary, C.V.  399 Park Avenue, 17th Floor, New York, NY
                                              Starr & Co., Inc.                          10022

John J. Roberts          Director             Senior Advisor, American International     Concordia Farms P.O. Box 703, Easton, MD
                                              Group, Inc.                                21601

Ernest Stempel           Director             Senior Advisor and Honorary Director,      70 Pine Street, New York, NY 10270
                                              American International Group, Inc.

Cesar Zalamea            Director             President and Chief Executive Officer,     Suite 1405-7, Two Exchange Square, 8
                                              Starr International Company (Asia),        Connaught Place, Central, Hong Kong
                                              Limited

                            DIRECTORS AND EXECUTIVE OFFICERS OF C.V. STARR & CO., INC.

Maurice R. Greenberg     Chairman of          (See above)                                (See above)
                         the Board, director
                         and Chief Executive
                         Officer

Howard I. Smith          Vice Chairman-       (See above)                                (See above)
                         Finance and Secretary
                         and Director

Edward E. Matthews       President and        (See above)                                (See above)
                         Director

Houghton Freeman         Director             (See above)                                (See above)

John J. Roberts          Director             (See above)                                (See above)

Bertil P-H Lundquist     Director             Executive Vice President and General       399 Park Avenue, 17th Floor, New
                                              Counsel, C.V. Stair & Co., Inc.            York, NY 10022

Lawrence S. Greenberg    Director             (See above)                                (See above)


                            DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL FOUNDATION, INC.

Stuart Osborne           President and        President of Universal Foundation          Mercury House
                         Director                                                        101 Front Street
                                                                                         Hamilton HM 12, Bermuda

Eligia G. Fernando       Director             Retired                                    Mercury House
                                                                                         101 Front Street
                                                                                         Hamilton HM 12, Bermuda

Cesar C. Zalamea         Director             (See above)                                (see above)

Aloysius B. Colayco      Director             Managing Director, Argosy Partners         Argosy Partners
                                                                                         8th Floor, Pacific Star Building
                                                                                         Makati City, Philippines

Jennifer Barclay         Secretary            Secretary of Universal Foundation          Mercury House
                                                                                         101 Front Street
                                                                                         Hamilton HM 12, Bermuda

Margaret Barnes          Treasurer            Treasurer of Universal Foundation          Fitzwilliam Hall
                                                                                         Fitzwilliam Place
                                                                                         Dublin 2, Ireland

                DIRECTORS AND EXECUTIVE OFFICERS OF THE MAURICE R. AND CORRINE P. GREENBERG FAMILY FOUNDATION, INC.

Maurice R. Greenberg     Chairman and         (See above)                                (See above)
                         Director

Corrine P. Greenberg     President and        President and Director, Greenberg          399 Park Avenue, 17th Floor
                         Director             Foundation                                 New York, New York 10022

Jeffrey W. Greenberg     Vice President and   Vice President and Director,               399 Park Avenue, 17th Floor
                         Director             Greenberg Foundation                       New York, New York 10022

Evan G. Greenberg        Vice President and   President and Chief Executive              399 Park Avenue, 17th Floor
                         Director             Officer, ACE Limited                       New York, New York 10022

Lawrence S. Greenberg    Vice President and   (See above)                                (See above)
                         Director

Shake Nahapetian         Treasurer            Administrative Assistant, CV Starr         399 Park Avenue, 17th Floor
                                                                                         New York, New York 10022


              DIRECTOR AND EXECUTIVE OFFICER OF THE MAURICE R. AND CORRINE P. GREENBERG JOINT TENANCY CORPORATION, INC.


Maurice R. Greenberg     Chairman, CEO,       (See above)                                (See above)
                         President, Treasurer,
                         Secretary and Director



                                  DIRECTORS AND EXECUTIVE OFFICERS OF AIG GLOBAL INVESTMENT CORP.

Win Jay Neuger           Director             (See above)                                (See above)

Richard Waldo Scott      Director             Senior Managing Director                   599 Lexington Ave, 25th floor, NY, NY,
                                                                                         10022

Hans Karl-Erik Danielson Director             Senior Managing Director                   599 Lexington Ave, 25th floor, NY, NY,
                                                                                         10022

Robert Thompson          Executive Officer    Senior Managing Director                   599 Lexington Ave, 25th floor, NY, NY,
                                                                                         10022

Jeffrey Hurd             Executive Officer    Senior Managing Director                   599 Lexington Ave, 25th floor, NY, NY,
                                                                                         10022

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